AdvisorShares Trust

EXHIBIT TO ITEM 77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


A Special Meeting of Shareholders of the AdvisorShares Dorsey
Wright ADR ETF (the "Fund") of the AdvisorShares Trust was held on December 16, 2016. The following proposals were submitted for a vote of the shareholders of the Fund:


1.	To approve a new investment sub-advisory agreement between
AdvisorShares Investments, LLC and Dorsey, Wright &
Associates, LLC on behalf of the Fund.

With respect to Proposal 1, the following votes were recorded:


      AdvisorShares Dorsey Wright ADR ETF

                     No. of Shares
   Affirmative       193,874
   Against             1,609
   Abstain             1,095
   Total             196,578



2.	 To approve the implementation of a manager of managers
arrangement that will permit AdvisorShares Investments, LLC subject to prior approval by the Trust's Board of Trustees, to enter into and materially amend agreements with unaffiliated sub-advisers without obtaining the approval of the Fund's shareholders.

With respect to Proposal 2, the following votes were recorded:


   AdvisorShares Dorsey Wright ADR ETF

                    No. of Shares
   Affirmative        157,536
   Against             37,847
   Abstain              1,195
   Total              196,578